EXHIBIT 99.1

Endeavour Silver Provides Pitarrilla Project Update

VANCOUVER, British Columbia, Nov. 13, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to report an update on the 2024 exploration and evaluation initiatives at its 100% owned Pitarrilla project. Engineering firms have been retained to commence technical studies for the basis of a future economic study.

Since acquiring the Pitarrilla project in July 2022, Endeavour has re-logged historic drill core to further understand the geology and mineralization controls of the deposit. Priority has been focused on identifying and defining numerous high-grade feeder structures that are interpreted to be the source of the silver, lead and zinc sulphide mineralization, and that extend through the high-grade manto, originally identified by SSR Mining. The Company published a technical report dated November 21, 2022 outlining Mineral Resource Estimates (See news release dated December 8, 2022).

Endeavour has refurbished an existing underground ramp and extended it over 1.3 kilometres. The ramp has been developed through the projected feeder structures and crosscuts have been made for drill stations to further interpret and test the high-grade zones and its feeder structures with core drilling at various angles. The ramp lies directly above the manto. This work confirmed management’s interpretation and identified at least four structures that extend through the manto (Figures 1 and 2): Palmito vein, Danna vein, Victoria vein and Casas Blancas vein. During development of the ramp, additional mineralized structures were also identified, including the Norma vein, Danna hanging wall (HW) vein and Peña dike. Further work and interpretation are required to understand the significance and extent of these additional structures. In the ramp, the Peña dyke is the thickest structure with channel samples averaging 4.5 metres to 4.7 metres in width, oriented near perpendicular to strike. Results from the 16 channel samples are presented in Figure 3 and Table 3.

Since August, the Company completed nine diamond drill holes, six from surface and three from underground drill stations. The three holes from underground were targeted to intersect the manto and multiple veins, while the holes drilled from surface were directed to intersect the Casas Blancas vein. All holes successfully intersected the targeted mineralization, supporting managements geological interpretation and the potential of underground bulk tonnage mining.

Based on the re-logging of historic drill holes resulting in re-interpreting the geologic model along with current activities, it is estimated that all four primary feeder veins have a vertical extent of approximately 600 to 800 metres and strike lengths approaching 700 metres; these veins appear open to depth. Danna is the largest vein with an approximate 800 metre vertical extent and a strike length approaching 500 metres. Thicknesses can vary but are typically three metres wide (ETW). This work is being performed to understand the potential for an underground bulk tonnage mining scenario, which would focus mining activities on the high-grade structures and manto.

"The combined favorable grades, strike length, vertical extent, and vein proximity, along with the manto’s size and continuity, make the deposit attractive for underground bulk mining," said Don Gray, Chief Operating Officer. "Our exploration team’s careful attention while relogging the historic drill results provided an alternative geologic model. Not only are ongoing drilling and underground development work confirming this model, but they are also validating our original decision to acquire Pitarrilla. We are quite confident Pitarilla will create significant shareholder value and prove to be Endeavour’s next cornerstone asset."

The Company is also pleased to announce that SGS Canada Inc., SGS Bateman, JDS Energy & Mining, T Engineering, Stantec and SRK Consulting have been retained to begin preliminary work on the project. This work will include the metallurgical testing program with a comprehensive review of historical test data, flowsheet evaluation, mine design, rock mechanics evaluation, backfill testing and design, hydrology investigations, and tailing storage facility design. The work will build on the SSR Mining’s extensive previous work and will be used to advance the project to the development stage, forming the basis for an economic study by the end of 2025.

Figure 1. Pitarrilla Cross Section

Cross section view of Manto Pitarrilla showing various feeder structures, location of the underground ramp and 2024 drill traces

Figure 2. Plan View Map – Manto Pitarrilla

Plan view of Manto Pitarrilla showing various feeder structures, location of the underground ramp, underground drill stations and 2024 underground drill holes

Table 1. Underground Diamond Drill Results

Hole	Structure	From	To	Core Length	True Width	Ag	Zn	Pb	Au	Cu
		(m)	(m)	(m)	(m)	(gpt)	(%)	(%)	(gpt)	(%)
BPU-001	Manto Pitarrilla	169.65	171.80	2.15	1.38	11	7.54	0.03	0.01	0.01
	Including	171.25	171.80	0.55	0.35	14	13.15	0.04	0.01	0.01
	Palmito	171.80	173.30	1.50	0.96	44	15.20	0.23	0.27	0.01
	Including	172.70	173.30	0.60	0.39	81	17.60	0.45	0.49	0.01
	Manto Pitarrilla Cont'	173.30	229.90	56.60	37.21	64	5.72	0.23	0.04	0.17
	Including	227.60	228.35	0.75	0.70	715	7.02	0.57	0.04	2.64
	Danna	229.90	237.00	7.10	6.67	146	6.54	0.72	0.06	0.23
	Including	230.70	231.45	0.75	0.70	410	18.25	0.39	0.08	1.17
	Manto Pitarrilla Cont'	241.20	266.00	24.80	22.23	112	3.61	0.54	0.02	0.06
	Including	263.00	264.20	1.20	0.92	1,145	4.48	1.61	0.21	0.14
	Victoria	332.15	334.65	2.50	1.06	1,082	1.26	2.04	0.07	0.21
	Including	332.75	334.00	1.25	0.32	3,500	4.04	6.54	0.19	0.68
BPU-002	Manto Pitarrilla	146.55	176.45	29.90	22.56	34	1.11	0.11	0.07	0.01
	Including	162.25	163.25	1.00	0.77	149	3.08	0.90	0.13	0.03
	Palmito	176.45	177.45	1.00	0.97	63	1.29	0.02	0.36	0.01
	Including	176.45	177.45	1.00	0.97	63	1.29	0.02	0.36	0.01
	Manto Pitarrilla Cont'	179.95	288.20	108.25	82.92	87	2.35	0.55	0.02	0.08
	Including	246.30	247.10	0.80	0.61	371	14.55	1.58	0.07	0.29
	Danna	290.10	292.10	2.00	1.73	559	4.72	1.44	0.45	0.12
	Including	290.10	291.15	1.05	0.91	686	3.96	1.16	0.25	0.11
	Victoria	298.50	299.60	1.10	1.03	521	1.51	4.17	0.19	0.06
	Including	299.10	299.60	0.50	0.47	699	1.89	5.19	0.23	0.09
	Manto Pitarrilla Cont'	299.60	337.75	38.15	25.94	241	1.91	0.92	0.04	0.18
	Including	327.95	329.35	1.40	0.90	2,020	3.96	5.74	0.04	1.58
	Manto Pitarrilla Cont'	349.60	364.35	14.75	9.07	162	2.04	1.09	0.03	0.22
	Including	353.40	353.70	0.30	0.19	1,175	7.75	11.70	0.38	0.26
BPU-003	Manto Pitarrilla	227.50	237.40	9.90	9.30	50	5.25	0.46	0.01	0.02
	Including	236.60	237.40	0.80	0.75	104	14.45	1.28	0.01	0.03
	Palmito	237.40	239.00	1.60	1.50	83	15.34	0.88	0.01	0.03
	Including	238.40	239.00	0.60	0.56	100	17.90	1.06	0.01	0.05
	Manto Pitarrilla Cont'	239.00	257.65	18.65	17.53	35	5.80	0.27	0.01	0.01
	Including	254.80	255.80	1.00	0.94	18	14.75	0.03	0.01	0.01
	Danna	257.65	264.45	6.80	6.39	5	5.59	0.00	0.04	0.04
	Including	261.35	262.35	1.00	0.94	7	11.35	0.00	0.01	0.07
	Manto Pitarrilla Cont'	264.45	269.20	4.75	4.46	5	2.77	0.00	0.01	0.01
	Manto Pitarrilla Cont'	273.10	288.75	15.65	14.71	116	5.94	1.44	0.07	0.04
	Including	285.55	286.55	1.00	0.94	136	18.35	1.47	0.01	0.14
	Manto Pitarrilla Cont'	295.45	306.45	11.00	9.53	131	3.49	1.21	0.05	0.03
	Including	299.45	300.45	1.00	0.87	344	4.94	3.99	0.02	0.03
	Manto Pitarrilla Cont'	324.20	339.60	15.40	9.47	9	2.78	0.06	0.01	0.01
	Including	329.20	330.20	1.00	0.64	10	6.29	0.05	0.01	0.01
	Manto Pitarrilla Cont'	367.20	385.00	17.80	9.43	69	2.78	0.35	0.01	0.05
	Including	379.00	380.00	1.00	0.50	241	3.24	1.71	0.02	0.06
	Manto Pitarrilla Cont'	399.60	410.00	10.40	7.97	44	3.09	0.28	0.03	0.04
	Including	405.60	406.60	1.00	0.77	31	5.83	0.18	0.01	0.05
	Manto Pitarrilla Cont'	560.95	575.55	14.60	13.62	183	1.79	0.52	0.06	0.04
	Including	572.00	573.05	1.05	0.99	325	1.93	1.23	0.12	0.05
	Victoria	577.15	579.00	1.85	1.42	296	0.94	1.48	0.05	0.04
	Including	577.15	578.00	0.85	0.65	351	0.61	2.27	0.09	0.04

Note: No capping has been applied but high-grade intervals have been highlighted. True width has been calculated from interpreted sections

Table 2. Surface Diamond Drill Results

Hole	Structure	From	To	Core Length	True Width	Ag	Zn	Pb	Au	Cu
		(m)	(m)	(m)	(m)	(gpt)	(%)	(%)	(gpt)	(%)
BPD-495	Casas Blancas	311.65	314.30	2.65	2.65	239	3.29	0.71	0.02	0.01
	Including	311.65	312.55	0.90	0.90	625	1.76	0.63	0.01	0.01
BPD-496	Casas Blancas	354.25	356.10	1.85	1.72	124	6.00	0.58	0.13	0.03
	Including	355.30	355.80	0.50	0.46	161	9.99	0.62	0.25	0.05
BPD-497	Casas Blancas	445.10	447.50	2.40	2.26	173	2.15	0.90	0.13	0.02
	Including	445.10	445.30	0.20	0.19	480	11.50	5.49	0.39	0.09
BPD-498	Casas Blancas	382.60	384.15	1.55	1.27	55	3.74	0.18	0.02	0.01
	Including	383.45	384.15	0.70	0.57	113	6.98	0.22	0.05	0.02
BPD-499	Casas Blancas	325.50	328.35	2.85	2.18	173	6.95	1.11	0.07	0.01
	Including	327.25	327.75	0.50	0.38	220	13.80	1.52	0.08	0.02
BPD-500	Casas Blancas	388.00	389.50	1.50	0.96	156	2.41	0.43	0.06	0.02
	Including	388.00	388.75	0.75	0.48	298	4.45	0.82	0.08	0.03

Note: No capping has been applied but high-grade intervals have been highlighted. True width has been calculated from interpreted sections.

Figure 3. Peña Dyke

The Peña Dyke is locally mineralized (pre-manto) and has a rhyolitic composition

Table 3. Peña Dyke Channel Sample Results

Channel	Channel Length	Ag	Zn	Pb	Au	Cu
		(gpt)	(%)	(%)	(gpt)	(%)
1	6.60	147	1.47	1.24	0.06	0.16
2	4.80	309	1.99	2.56	0.17	0.49
3	4.20	562	2.52	5.34	0.07	0.78
4	3.85	511	4.54	3.03	0.09	1.71
5	3.95	351	4.18	1.06	0.23	1.58
6	4.10	366	3.40	2.60	0.16	0.53
7	5.10	350	3.28	3.08	0.14	0.28
8	4.90	229	2.55	1.60	0.10	0.21
9	5.35	210	2.82	1.24	0.06	0.16
Avg	4.76	319	2.85	2.32	0.12	0.58

Channel	Channel Length	Ag	Zn	Pb	Au	Cu
		(gpt)	(%)	(%)	(gpt)	(%)
A	5.35	424	2.16	4.89	0.09	0.24
B	5.65	137	3.31	0.44	0.04	0.46
C	4.70	127	3.35	0.68	0.03	0.24
D	4.35	155	3.45	0.69	0.04	0.41
E	4.25	79	4.32	0.52	0.03	0.17
F	3.60	351	3.21	2.65	0.03	0.81
G	3.70	328	4.62	2.31	0.03	0.69
Avg	4.51	225	3.42	1.75	0.05	0.41

Note: No capping has been applied but high-grade intervals have been highlighted. True width has been calculated from interpreted sections.

Longitudinal sections identifying the mineralized horizons of the outline veins are available here with historical and current drill holes.

Pitarrilla is a large undeveloped silver, lead, and zinc project located 160 kilometres north of Durango City, in northern Mexico. The project is within the Municipality of Santa María del Oro and Indé on the eastern flank of the Sierra Madre Occidental mountain range. The property comprises 4,950 hectares across five concessions and has significant infrastructure in place with direct access to utilities. A significant resource has been defined with over 225,000 metres of exploration drilling incurred to date. A number of key permits are already in place for underground mining and development, including permits for water use and discharge, general use of explosives, change use of soil, as well as underground mining and development which are permitted under an Environmental Impact Statement.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Mexico for sample preparation and then for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango, Mexico for sample preparation and analysis. The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and/or ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP-AES / ICP-OES finish and gold was assayed by 30-gram fire assay with atomic absorption (“AA”) spectroscopy finish. Over limit analyses for silver were re-assayed by 30-gram fire assay and gravimetric finish and for lead and zinc re-assayed using an ore-grade four-acid digestion with ICP-AES / ICP-OES finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company’s quality assurance / quality control protocol.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

Contact Information

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com
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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the anticipated work program at Pitarrilla, a future economic study at Pitarrilla, Pitarrilla’s potential to create shareholder value, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance; the reliability of Mineral Resource Estimates; results of the work program at Pitarrilla; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of Mineral Resource Estimates; anticipated results of the work program at Pitarrilla, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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